Financial Performance for the Quarter ended September 30, 2022 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the Quarter $ 2.80 Bn IT services Growth on Constant Currency Basis: QoQ: 4.1% YoY: 12.9% ₹ 225.4 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Operating Margin for the Quarter 15.1% ₹32.5 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn QoQ growth IT services OM: 16bps

Net Income for the Quarter QoQ growth Net Income: 3.7% EPS: 3.6% Net income refers to the profit attributable to equity share holders of the company ₹ 26.6 Bn ₹ 4.86 Net Income | INR Earnings Per Share | INR INR Mn INR

Other highlights All markets grew in double digits YoY, in constant currency terms. Americas 1 led the growth at 15.3% YoY Top 5 clients grew 19% YoY CC and Top 10 clients grew 17% YoY CC Large deal bookings grew by 42% YoY in H1’23. Overall order book in TCV terms grew 24% YoY in Q2’23 Voluntary Attrition measured in trailing twelve months for the quarter was at 23.0%, a moderation of 30 bps from the previous quarter Operating cash flow to Net income was at 180.6% and Free Cash flow to Net Income was at 166.0% for Q2’23

QoQ growth 0.5% to 2.0% We expect the revenue from our IT Services business to be in the range of $2,811 million to $2,853 million* Outlook is based on the following exchange rates: GBP/USD at 1.18, Euro/USD at 1.01, AUD/USD at 0.68, USD/INR at 79.47 and CAD/USD at 0.75

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of September 30, 2022 Reconciliation of Free Cash Flow for three months six months ended September 30, 2022 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹81.37, as published by the Federal Reserve Board of Governors on March 31, 2022.

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended September 30, 2022 IT Services Revenue as per IFRS $2,797.7 Effect of Foreign currency exchange movement $ 50.5 Non-GAAP Constant Currency IT Services Revenue based on $2,848.2 previous quarter exchange rates Three Months ended September 30, 2022 IT Services Revenue as per IFRS $2,797.7 Effect of Foreign currency exchange movement $ 114.6 Non-GAAP Constant Currency IT Services Revenue based on $2,912.3 exchange rates of comparable period in previous year

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Wipro Engineering and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)